BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250-356-8626
Hours: 8:30-4:30 (Monday to Friday)
DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries

ANNUAL REPORT

FORM 6 - BC COMPANY

Section 6 *Business Corporations Act*

A INCORPORATION NUMBER OF COMPANY

BC0334242

B NAME OF COMPANY

REPUBLIC RESOURCES INC.

C DATE OF RECOGNITION

YYYY	MM	DD
1987	10	02

D DATE OF ANNUAL REPORT

YYYY	MM	DD
2005	10	02

E OFFICER NAME(S) AND ADDRESS(ES) - Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The delivery addresses must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME
POLIQUIN	JAMES	DUANE

	ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
DELIVERY ADDRESS	1103-350 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8
MAILING ADDRESS	1103-350 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8

OFFICE(S) HELD (E.G. PRESIDENT, SECRETARY, VICE-PRESIDENT)
PRESIDENT, SECRETARY

LAST NAME	FIRST NAME	MIDDLE NAME
POLIQUIN	MORGAN	

	ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
DELIVERY ADDRESS	1103-350 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8
MAILING ADDRESS	1103-350 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8

OFFICE(S) HELD (E.G. PRESIDENT, SECRETARY, VICE-PRESIDENT)

F COMPANY CHANGES

A company must file with the registrar a notice of any changes to the information shown in the Corporate Register.
THE FOLLOWING SHOWS THE INFORMATION FOR THE REMAINING DIRECTORS. PLEASE LET ME KNOW IF THERE ARE ANY CHANGES IN THE INFORMATION FOR THE DIRECTORS, OR THE ABOVE-LISTED OFFICERS. THE ANNUAL REPORT CAN UPDATE INFORMATION FOR OFFICERS, BUT CHANGES FOR DIRECTORS' ADDRESSES [NO CHARGE], AS WELL AS CHANGES OF DIRECTORS, NOW HAVE TO BE FILED IN A SEPARATE FORM (AND PAID FOR SEPARATELY).

OTHER DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME
N/A		

	ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
DELIVERY ADDRESS				
MAILING ADDRESS				

G CERTIFIED CORRECT - I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF A CURRENT DIRECTOR, OFFICER OR COMPANY SOLICITOR	DATE SIGNED YYYY	MM	DD
DUANE POLIQUIN	[signature]	2005	11	04

RECEIVED AT THE COMPANY'S REGISTERED AND RECORDS OFFICE:

DATE: ____________ TIME: ____________